Dejour Updates Kokopelli Drilling Status
Spuds 1stProduction Well of the 2014 Program

VANCOUVER, British Columbia October 9th, 2014 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Kokopelli Project (“Kokopelli”).

The Frontier-28 rig has completed drilling and casing the water disposal well on Pad 21A, vital to the economics of the ongoing Kokopelli production programs. The rig has now been moved to Pad 21B, less than 500 yards away, where it has successfully spud the Federal 14-15-1-21 well (a Williams Fork test with a projected depth of ~8500’), the first of eight new production wells to be drilled, logged and cased sequentially prior to fracking, completion and tie-in operations to our contracted gathering facilities.

Dejour owns a 25% working interest in the Kokopelli Project and is carried for 25% of the first US$16 million in expenditures. To date the program is on time and on budget. Additional information will be provided as available.

“We remain focused on building a significant, liquids-rich producing resource that highlights our Colorado-based holdings. Upon successful fracture stimulation of the wells, we anticipate entering 2015 with an attractive U.S. production profile and a plan for an aggressive ongoing development program, particularly if the Mancos tests successfully,” stated Robert Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (45,425 net acres) and Peace River Arch regions (18,878 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2014 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050	or	Craig Allison, 914-882-0960
Chairman & CEO		Investor Relations- New York

investor@dejour.com		callison@dejour.com